UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month May 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to security holders, dated May 15, 2012.	2

KPMG Auditores, S.L. Torre Realia Placa d’Europa, 41 08908 L’Hospitalet de Llobregat Barcelona

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

  Grifols, S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the “Company”) as of March 31, 2012, the related condensed consolidated income statements, consolidated statements of comprehensive income, statements of changes in consolidated equity and consolidated statements of cash flow for the three-month periods ended March 31, 2012 and 2011. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Auditors, S.L.

/s/ KPMG Auditors, S.L.

Barcelona, Spain, May 11, 2012

KPMG Auditores S.L., a limited liability Spanish company, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity.	Reg. Mer Madrid T. 11961, F-90, Sec 8, H. M T88.007 InsCrp 9 N.I.F B-78510153

GRIFOLS, S.A. and Subsidiaries

Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

GRIFOLS, S.A. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three month period ended 31 March 2012

CONTENTS

Condensed Consolidated Interim Financial Statements
• Balance Sheet
• Income Statement
• Consolidated Comprehensive Income Statement
• Statement of Cash Flows
• Statement of Changes in Net Equity

Notes to Condensed Consolidated Interim Financial Statements

(1)	General Information
(2)	Basis of Presentation and Accounting Principles Applied
(3)	Changes in the composition of the Group
(4)	Financial Risk Management Policy
(5)	Segment Reporting
(6)	Goodwill
(7)	Other Intangible Assets and Property, Plant and Equipment
(8)	Trade Receivables
(9)	Cash and Cash equivalents
(10)	Capital and Reserves
(11)	Financial Liabilities
(12)	Finance Income and Expenses
(13)	Income Tax
(14)	Discontinued Operation
(15)	Commitments and Contingencies
(16)	Related Parties
(17)	Expenses by Nature

I

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 March 2012 and 31 December 2011

Assets	31/03/12	31/12/11
	(unaudited)
	(expressed in thousands of euros)
Non-current assets
Intangible assets
Goodwill (note 6)	1,836,684	1,895,101
Other intangible assets (note 7)	971,901	1,008,307

Total intangible assets	2,808,585	2,903,408
Property, plant and equipment (note 7)	772,513	775,869
Investments in equity accounted investees	1,112	1,001
Non-current financial assets	11,681	12,401
Deferred tax assets	176,214	185,824

Total non-current assets	3,770,105	3,878,503

Current assets
Inventories	996,178	1,030,341
Trade and other receivables
Trade receivables (note 8)	409,162	408,263
Other receivables	124,946	108,616
Current income tax assets	22,371	15,110

Trade and other receivables	556,479	531,989
Other current financial assets	29,167	16,904
Other current assets	26,128	9,395
Cash and cash equivalents (note 9)	164,968	340,586

Total current assets	1,772,920	1,929,215

Total assets	5,543,025	5,807,718

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

at 31 March 2012 and 31 December 2011

Equity and liabilities	31/03/12	31/12/11
	(unaudited)
	(expressed in thousands of euros)
Equity
Share capital (note 10)	117,882	117,882
Share premium (note 10)	890,355	890,355
Reserves (note 10)
Accumulated gains	569,246	518,775
Other reserves	49,320	49,499

Total reserves	618,566	568,274
Own shares (note 10)	(1,929)	(1,927)
Profit for the period / year attributable to the Parent	67,529	50,307

Total	1,692,403	1,624,891
Cash flow hedges	(25,704)	(21,184)
Translation differences	15,568	58,800

Other comprehensive income	(10,136)	37,616

Equity attributable to the Parent	1,682,267	1,662,507
Non-controlling interests	2,461	2,487

Total equity	1,684,728	1,664,994

Liabilities
Non-current liabilities
Grants	1,172	1,366
Provisions	4,502	11,052
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,563,695	2,809,225
Other financial liabilities	79,669	136,563

Total non-current financial liabilities (note 11)	2,643,364	2,945,788

Deferred tax liabilities	548,447	538,441

Total non-current liabilities	3,197,485	3,496,647

Current liabilities

Provisions	95,978	81,112

Current financial liabilities
Loans and borrowings, bonds and other marketable securities	182,524	147,789
Other financial liabilities	7,714	14,507

Total current financial liabilities (note 11)	190,238	162,296
Debts with associates	2,165	2,435
Trade and other payables
Suppliers	269,129	280,722
Other payables	33,156	27,335
Current income tax liabilities	10,533	4,691

Total trade and other payables	312,818	312,748

Other current liabilities	59,613	87,486

Total current liabilities	660,812	646,077

Total liabilities	3,858,297	4,142,724

Total equity and liabilities	5,543,025	5,807,718

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the Three Month Period Ended 31 March 2012 and 2011

	31/03/12	31/03/11
	(unaudited)
		(restated)
	(expressed in thousands of euros)
Continuing Operations
Net revenue (note 5)	666,682	261,432
Cost of sales	(335,493)	(141,910)

Gross Profit	331,189	119,522
Research and Development	(28,334)	(11,486)
Sales, General and Administration expenses	(131,785)	(55,720)

Operating Expenses	(160,119)	(67,206)
Operating Results from operating activities	171,070	52,316
Finance income	2,405	590
Finance expenses	(81,436)	(13,524)
Change in fair value of financial instruments	9,341	9,197
Exchange gains/(losses)	1,397	(1,182)

Finance income and expense (note 12)	(68,293)	(4,919)

Share of profit of equity accounted investees	112	(822)

Profit before tax	102,889	46,575
Income tax expense (note 13)	(35,380)	(13,437)

Profit after income tax from continuing operations	67,509	33,138
Consolidated profit for the period	67,509	33,138
Profit attributable to equity holders of the Parent	67,529	33,645
Profit attributable to non-controlling interest	(20)	(507)

Basic earnings per share (Euros)	0.21	0.16

Diluted earnings per share (Euros)	0.21	0.16

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Comprehensive Income

for the Three Month Period Ended 31 March 2012 and 2011

	31/03/12	31/03/11
	(unaudited)
	(expressed in thousands of euros)

Consolidated profit for the period	67,509	33,138
Other comprehensive income
Income and expenses generated during the period
Translation differences	(43,238)	(29,740)

Income and expenses generated during the period	(43,238)	(29,740)

Income and expense recognised in the income statement:
Cash flow hedges	(4,520)	50
Cash flow hedges	(6,897)	83
Tax effect	2,377	(33)

Income and expense recognised in the income statement:	(4,520)	50

Other comprehensive income and expenses for the period	(47,758)	(29,690)

Total comprehensive income and expenses for the period	19,751	3,448

Total comprehensive income / (losses) attributable to the Parent	19,777	4,602
Total comprehensive income / (losses) attributable to non-controlling interests	(26)	(1,154)

Total comprehensive income for the period	19,751	3,448

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Statement of Changes in Consolidated Equity

for the Three Month Period Ended 31 March 2012

	Attributable to equity holders of the Parent
							Other comprehensive income
	Share capital	Share premium	Reserves (*)	Profit attributable to Parent	Interim dividend	Own Shares	Translation differences	Cash flow hedges	Equity attributable to Parent	Non-controlling interests	Equity
					(expressed in thousands of euros)
Balances at 31 December 2010	106,532	121,802	403,604	115,513	0	(1,927)	(50,733)	(1,751)	693,040	14,350	707,390

Translation differences	—	—	—	—	—	—	(29,093)	—	(29,093)	(647)	(29,740)
Cash flow hedges	—	—	—	—	—	—	—	50	50	—	50

Other comprehensive income for the period	0	0	0	0	0	0	(29,093)	50	(29,043)	(647)	(29,690)
Profit/(loss) for the period	—	—	—	33,645	—	—	—	—	33,645	(507)	33,138

Total comprehensive income for the period	0	0	0	33,645	0	0	(29,093)	50	4,602	(1,154)	3,448

Other changes	—	—	(102)	—	—	—	—	—	(102)	(102)	(204)
Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	115,411	(115,513)	0	0	0	0	(102)	(102)	(204)

Balances at 31 March 2011	106,532	121,802	519,015	33,645	0	(1,927)	(79,826)	(1,701)	697,540	13,094	710,634

Balances at 31 December 2011	117,882	890,355	568,274	50,307	0	(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	—	(43,232)	—	(43,232)	(6)	(43,238)
Cash flow hedges	—	—	—	—	—	—	—	(4,520)	(4,520)	—	(4,520)

Other comprehensive income for the period	0	0	0	0	0	0	(43,232)	(4,520)	(47,752)	(6)	(47,758)
Profit/(loss) for the period	—	—	—	67,529	—	—	—	—	67,529	(20)	67,509

Total comprehensive income for the period	0	0	0	67,529	0	0	(43,232)	(4,520)	19,777	(26)	19,751

Other changes	—	—	(15)	—	—	(2)	—	—	(17)	—	(17)
Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	—	0	—	0

Operations with equity holders or owners	0	0	50,292	(50,307)	0	(2)	0	0	(17)	0	(17)

Balances at 31 March 2012	117,882	890,355	618,566	67,529	0	(1,929)	15,568	(25,704)	1,682,267	2,461	1,684,728

(*)	Reserves include accumulated earnings and other reserves

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

for the Three Month Period Ended 31 March 2012 and 2011

	31/03/12	31/03/11
	(unaudited)
	(expressed in thousands of euros)

Cash flows from operating activities
Profit before tax	102,889	46,575
Adjustments for:	94,392	13,797
Amortisation and depreciation	31,570	12,441
Other adjustments:	62,822	1,356
Losses on equity accounted investments	(112)	822
Exchange differences	(1,397)	1,182
Net provision charges	934	452
(Profit) / loss on disposal of fixed assets	103	309
Government grants taken to income	(463)	(630)
Finance expense / income	67,029	1,495
Other adjustments	(3,272)	(2,274)
Changes in capital and assets	(48,581)	(22,336)
Change in inventories	12,704	(10,728)
Change in trade and other receivables	(23,074)	(2,181)
Change in current financial assets and other current assets	(4,921)	1,411
Change in current trade and other payables	(33,290)	(10,838)
Other cash flows from operating activities	(68,897)	5,607
Interest paid	(67,334)	(2,290)
Interest recovered	933	1,372
Income tax (paid) / recovered	(2,496)	6,525
Net cash from operating activities	79,803	43,643
Cash flows from investing activities
Payments for investments	(50,134)	(17,737)
Group companies and business units (note 3)	(12,009)	(1,509)
Property, plant and equipment and intangible assets	(38,049)	(16,274)
Property, plant and equipment	(32,829)	(12,070)
Intangible assets	(5,220)	(4,204)
Other financial assets	(76)	46
Proceeds from the sale of property, plant and equipment	0	437
Property, plant and equipment	0	437
Net cash used in investing activities	(50,134)	(17,300)
Cash flows from financing activities

Proceeds from and payments for equity instruments	(2)	0
Acquisition of own shares	(2)	0
Proceeds from and payments for financial liability instruments	(167,868)	11,858
Issue	2,209	26,107
Redemption and repayment	(170,077)	(14,249)
Other cash flows from financing activities	(30,078)	(84,112)
Costs of financial instruments issued	(30,198)	(84,463)
Other amounts received from financing activities	120	351
Net cash from / (used in) financing activities	(197,948)	(72,254)
Effect of exchange rate fluctuations on cash	(7,339)	(13,969)
Net decrease in cash and cash equivalents	(175,618)	(59,880)
Cash and cash equivalents at beginning of the period	340,586	239,649
Cash and cash equivalents at end of period	164,968	179,769

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(1) General Information

Grifols, S.A (hereinafter, the Company or the Parent Company) was founded in Spain on 22 June 1987 as a limited liability company for an indefinite period of time. Its registered and fiscal address is in Barcelona (Spain). The Company’s statutory activity is the provision of corporate administrative, management and control services and investment in real and personal property. Its main activity consists of the provision of corporate administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao stock exchanges and on the Spanish electronic market. Class B shares issued in May 2011, began quotation on the NASDAQ (United States) and on the Automated Quotation System in Spain on 2 June 2011.

Grifols, S.A. is the parent company of a Group (hereinafter the Group) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main manufacturing facilities of the Spanish companies of the Group are located in Barcelona, Parets del Vallés (Barcelona) and Torres de Cotillas (Murcia), while those of the North American companies are located in Los Angeles (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

(2) Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2011 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IASB).

The Board of Directors of Grifols, S.A. authorised for issue these Condensed Consolidated Interim Financial Statements at their meeting held on 23 April 2012.

The figures in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of the Grifols Group for the three month period ended 31 March 2012 have been prepared based on the accounting records kept by Grifols and its subsidiaries.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

Accounting principles and basis of consolidation applied

The accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2011.

In addition, the following standards that entered into force in 2012 have, accordingly, been taken into account for the preparation of these condensed consolidated interim financial statements:

•	Amendment to IAS 12 Deferred tax: recovery of underlying assets (effective date: 1 January 2012)

•	Amendment to IFRS 1 Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective date: 1 July 2011)

•	Amendments to IFRS 7 – Disclosures – Transfers of Financial Assets (effective date: 1 July 2011).

The application of these standards has not had a significant impact on the Group’s condensed consolidated interim financial statements or has not been applicable.

The IASB also issued the following standards that are effective for reporting periods beginning after 1 April 2012:

•	Amendments to IAS 1 – Presentation of components of other comprehensive income (effective for annual periods beginning on or after 1 July 2012)

•	IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2013)

•	IFRS 10 Consolidated Financial Statements (effective date: 1 January 2013)

•	IFRS 11 Joint Arrangements (effective date: 1 January 2013)

•	IFRS 12 Disclosures of Interests in Other Entities (effective date: 1 January 2013)

•	IFRS 13 Fair Value Measurement (effective date: 1 January 2013)

•	Amendment to IAS 19 Employee Benefits (effective date: 1 January 2013)

•	IAS 27 Separate Financial Statements (effective date: 1 January 2013)

•	IAS 28 Investments in Associates and Joint Ventures (effective date: 1 January 2013)

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (effective date: 1 January 2013)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

•	Amendment to IFRS 1: Government Loans (effective date: 1 January 2013)

•	IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities (effective date: 1 January 2014)

•	IFRS 9 Financial Instruments (effective date: 1 January 2015).

The Group has not applied any of the standards or interpretations issued prior to their effective date. The Company’s directors do not expect that any of the above amendments will have a significant effect on the consolidated financial statements.

Responsibility regarding information, estimates, hypotheses, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three month period ended 31 March 2012 is the responsibility of the Directors of the Parent Company. The preparation of condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These estimates are made based on the best information available and refer to:

•	The income tax expense which, according to IAS 34, is recognised in interim periods based on the best estimate of the average tax rate that the Group expects for the annual period.

•	The useful lives of property, plant, and equipment and intangible assets.

•	Measurement of assets and goodwill to determine any related impairment losses.

•	Evaluation of the capitalisation of development costs.

•	Evaluation of provisions and contingencies.

•	The assumptions used for calculation of the fair value of financial instruments.

•	Evaluation of the effectiveness of hedging derivatives.

•	Evaluation of the nature of leases (operating or financial).

•	Assumptions used for determining the fair value of assets, liabilities and contingent liabilities in Talecris business combination.

•	Evaluation of recoverability of tax credits.

•	Evaluation of the recoverability of receivables from public entities

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

The estimates, hypotheses and relevant judgements used in the preparation of these condensed consolidated interim financial statements do not differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2011.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three months period ended 31 March 2012 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

Comparative information

Change in the presentation of the consolidated income statements

Grifols has decided to modify the presentation of the consolidated income statements by function instead of by nature as considers that it better gives an understanding of the business performance and modified the comparatives accordingly.

Talecris Group acquisition in 2011

On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specialises in the production of plasma-derived biological medication, for a total of Euros 2,593 million (US Dollars 3,736 million). The provisional fair value of the net assets acquired and provisional goodwill at the acquisition date do not differ from those provided at 31 December 2011.

This should be considered when comparing the three month period of 2011. Had the acquisition taken place at 1 January 2011, the Group’s revenue for the three month period ended 31 March 2011 would be Euros 305,033 thousand higher and consolidated profit for the period, excluding non-recurring items as transaction costs and stock options cancellation costs derived from the change of control, would be Euros 45,455 thousand higher.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(3) Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Note 1 (b) of the consolidated financial statements as at 31 December 2011 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

The main variations in the scope of consolidation during the interim period ended 31 March 2012 are detailed below:

Araclón Biotech, S.L.

During the first quarter of the year, and in relation to the Grifols R&D strategic priorities, Grifols acquired 51% of the capital of Araclón Biotech, S.L.

Araclón Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by Gri-Cel, S.A., Grifols´ investment vehicle, that centralizes the group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies. At the date of preparation of these Condensed Consolidated Interim Financial Statements, taking into account that the transaction is recent and the fair value of the net assets acquired and provisional goodwill at the acquisition date has not yet been determined.

(4) Financial Risk Management Policy

At 31 March 2012 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(5) Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three month periods ended 31 March 2012 and 31 March 2011 is as follows:

	Net revenues (Thousands of Euros)
	Three months ended	Three months ended
Segments	31 March 2012	31 March 2011

Bioscience	587,209	204,243
Hospital	27,047	24,073
Diagnostic	34,750	29,920
Raw materials + Other	17,676	3,196

	666,682	261,432

	Profit/(loss) (Thousands of Euros)
	Three months ended	Three months ended
Segments	31 March 2012	31 March 2011
Bioscience	225,261	76,860
Hospital	1,706	2,312
Diagnostic	3,840	2,088
Raw materials + Other	11,696	1,918

Total income of reported segments	242,503	83,178

Unallocated expenses plus net financial result	(139,614)	(36,603)

Profit before income tax from continuing operations	102,889	46,575

The variation in the Bioscience and Raw materials + Other segment profit reflects mainly the incorporation of three months of Talecris companies.

The main variation in unallocated expenses plus net financial result is mainly due to the incorporation of Talecris and financial costs from the acquisition of Talecris Biotherapeutics Holdings Corp.

During the three months ended 31 March 2012 the Group has recorded additions to property, plant and equipment and other intangible fixed assets amounting to Euros 32,210 thousand in the Bioscience segment (see note 7). These are the only material changes in assets during the period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(6) Goodwill

Details and movement in goodwill during the three months period ended 31 March 2012 are as follows:

	Thousands of Euros
	Balance at 31/12/11	Translation differences	Balance at 31/03/12

Net value

Grifols UK, Ltd. (UK)	8,225	14	8,239

Grifols Italia, S.p.A. (Italy)	6,118	0	6,118
Biomat USA, Inc. (USA)	116,748	(3,645)	113,103
Plasmacare, Inc. (USA)	39,722	(1,240)	38,482
Woolloomooloo Holdings Pty Ltd. (Australia)	10,870	(50)	10,820
Talecris Biotherapeutics (USA)	1,713,418	(53,496)	1,659,922

	1,895,101	(58,417)	1,836,684

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products.

Goodwill generated on the acquisition of Talecris is still provisional as estimation of the fair value of the acquired Company’s assets, liabilities and contingencies has not yet been completed.

At 31 March 2012, on the basis of the profits generated during the three-month period ended 31 March 2012, there are no indications that the goodwill of the CGUs belonging to the Bioscience and Diagnostic segment has been impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(7) Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the three months ended 31 March 2012 is as follows:

	Thousands of Euros
	Other intangible Assets	Property, plant and equipment	Total

Total Cost at 31/12/2011	1,120,584	1,051,302	2,171,886

Total dep. & amort. At 31/12/2011	(112,013)	(268,221)	(380,234)

Impairment at 31/12/2011	(264)	(7,212)	(7,476)

Balance at 31/12/2011	1,008,307	775,869	1,784,176

Cost

Additions	5,219	34,291	39,510
Disposals	(134)	(1,341)	(1,475)
Transfers	331	(331)	0
Translation differences	(31,418)	(22,961)	(54,379)

Total Cost at 31/03/2012	1,094,582	1,060,960	2,155,542

Depreciation & amortization

Additions	(12,416)	(19,154)	(31,570)
Disposals	134	1,235	1,369
Transfers	0	0	0
Translation differences	1,878	4,962	6,840

Total dep. & amort. At 31/03/2012	(122,417)	(281,178)	(403,595)

Impairment

Net movement	0	(57)	(57)

Impairment at 31/03/2012	(264)	(7,269)	(7,533)

Balance at 31/03/2012	971,901	772,513	1,744,414

At 31 March 2012 there are no indications that these assets have been impaired.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(8) Trade Receivables

At 31 March 2012, some Group companies had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 80,729 thousand for the three month period ended at 31 March 2012 (Euros 47,900 thousand for the three month period ended 31 March 2011).

The deferred collection (equivalent to the continuing involvement) amount to Euros 24,186 thousand as at 31 March 2012, which do not differ significantly of their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amount to Euros 2,938 thousand for the three months period ended 31 March 2012.

(9) Cash and Cash equivalents

During the three month period ended 31 March 2012 the Group used net cash flow of Euros 175,618 thousand. The variation in net cash flow reflects mainly:

•

Net cash from operating activities amount to Euros 79.8 million. The Euros 197.2 million of cash flow generated by Grifols’ operations was offset in part by the Euros 48.6 million of cash used for working capital requirements and Euros 68.9 million of cash used for interest payment and others.

•

Net cash used in investing activities amount to Euros 50.1 million. The variation in this result reflects mainly the new investments to expand its production facilities in Spain and the United States and Araclón Biotech, S.L. acquisition.

•

Net cash used in financing activities amount to Euros 198 million. This amount includes debt repayments of Euros 170 million. The Group also paid transaction cost in connection with the refinance structure in the amount of Euros 30.2 million (see note 11).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(10) Capital and Reserves

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a) Share Capital and Share Premium

There were no variations in the Parent’s share capital and share premium during the three months ended 31 March 2012.

(b) Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 31 March 2012, an amount of Euros 30,900 which is equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 29,705 thousand at 31 December 2011) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 31 March 2012 and 31 December 2011 the legal reserve of the Parent Company amounts to Euros 21,306 thousand.

Distribution of the legal reserves of other Spanish companies is subject to the same restrictions as those of the Parent Company and at 31 March 2012 and 31 December 2011 the balance of the legal reserves of the other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 687 thousand at 31 March 2012 and 31 December 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(c) Own Shares

The Parent Company has executed the following transactions with its own shares during the three month period ended 31 March 2011:

	Num. of shares	Thousand Euros
Balance at 1 January 2012	174,158	1,927
Acquisitions	250	2

Balance at 31 March 2012	174,408	1,929

No movements have taken place in 2011.

The Parent holds own shares equivalent to 0.05% of its capital at 31 March 2012 and 31 December 2011.

(d) Dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders of each company at their general meetings.

As a consequence of the refinancing (see note 11) the leverage ratio limiting the distribution of dividends has been modified, improving from the ratio of 3.75 to the new ratio of 4.5 times

The distribution of the profit for the year ended 31 December 2011 is presented in the consolidated statement of changes in equity.

There were no dividend payments during the three month period ended 31 March 2012 and 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(11) Financial Liabilities

The detail of non-current financial liabilities at 31 March 2012 and 31 December 2011 is as follows:

Non-current financial liabilities	Thousands of Euros
	31/03/12	31/12/11

Non-current notes (a)	701,728	736,523
Senior secured debt	1,812,937	2,021,424
Other loans	26,467	26,661
Finance lease liabilities	22,563	24,617

Loans and borrowings (b)	1,861,967	2,072,702

Loans and borrowings and bonds or other non current marketable securities	2,563,695	2,809,225

Financial derivatives	70,622	127,875
Other financial liabilities	9,047	8,688

Other non-current financial liabilities	79,669	136,563

	2,643,364	2,945,788

(a) High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

(b) Loans and borrowings

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

The Group has incurred costs amounting to Euros 43 million in the refinancing of the senior debt. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see caption (c) below) and the resulting change in the fair value amounting to Euros 65 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs amount to Euros 353 million at 31 March 2012 (Euros 415 million at 31 December 2011).

The modifications are as follows:

(i)	reduction of interest rates, retranching (US 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)	removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the ratio of 3.75 to the new ratio of 4.5 times, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•	Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•	U.S Tranche A:

•	Aggregate Principal Amount of US 600 million.

•	Applicable margin of 325 basic points (bp) linked to US Libor.

•	No floor over US Libor.

•	Foreign Tranche A:

•	Aggregate Principal Amount of EUR 220 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor.

•	No floor over Euribor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

The detail of the Tranche A by maturity as at 31 March 2012 is as follows:

	US Tranche A			Foreign Tranche A
	Currency	Amortization in thousands of US Dollar	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros

Maturity
2012	USD	56,250	42,116	EUR	20,625
2013	USD	63,750	47,731	EUR	23,375
2014	USD	90,000	67,385	EUR	33,000
2015	USD	292,500	219,003	EUR	107,250
2016	USD	97,500	73,000	EUR	35,750

Total	USD	600,000	449,235	EUR	220,000

•	Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•	U.S Tranche B:

•	Aggregate Principal Amount of US 1,700 million.

•	Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio below 3,25x)

•	Floor over US Libor of 1.00%

•	Foreign Tranche B:

•	Aggregate Principal Amount of EUR 200 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•	Floor over Euribor of 1.00%

The detail of the Tranche B by maturity as at 31 March 2012 is as follows:

	US Tranche B			Foreign Tranche B
	Currency	Amortization in thousands of US Dollar	Amortization in thousands of Euros	Currency	Amortization in thousands of Euros

Maturity

2012	USD	16,500	12,354	EUR	1,500
2013	USD	22,000	16,472	EUR	2,000
2014	USD	22,000	16,472	EUR	2,000
2015	USD	22,000	16,472	EUR	2,000
2016	USD	22,000	16,472	EUR	2,000
2017	USD	1,590,000	1,190,476	EUR	190,000

Total	USD	1,694,500	1,268,718	EUR	199,500

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

•	Senior revolving credit facility: Amount maturing on 1 June 2016. At 31 March 2012 no amount has been drawn down on this facility.

•	U.S Revolving Credit Facility:

•	Committed Amount: US 35 million

•	Applicable margin of 325 basis point (bp) linked to US Libor.

•	U.S. Multicurrency Revolving Credit Facility:

•	Committed Amount: US 140 million

•	Applicable margin of 325 basis point (bp) linked to US Libor

•	Foreign Revolving Credit Facility:

•	Committed Amount: EUR 22 million.

•	Applicable margin of 325 basis point (bp) linked to Euribor.

The total amortization plus interests of the High Yield Unsecured Notes and Tranche A & B Senior Loan is detailed as follows:

	Thousands of Euros
	Unsecured Notes	Tranche A and B Senior Loan

Maturity
2012	33,973	146,791
2013	67,947	179,697
2014	67,947	205,992
2015	67,947	427,175
2016	67,947	204,259
2017	67,947	1,411,894
2018	857,573	0

Total	1,231,282	2,575,809

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 31 March 2012 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

(c) Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception. As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches. The decline in value of the embedded floors as at 29 February 2012 amounting to USD 65 million and Euros 16 million have reduced the senior debt refinanced.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. In March 2012, the notional amount for each derivative is US Dollars 1,495 million each. The interest rate swap complies with the criteria required for hedge accounting and has not been modified

The detail of derivatives at 31 March 2012 and 31 December 2011 is as follows:

				Thousands of euros
Financial Derivatives	Currency	Notional at 31/03/12	Notional at 31/12/11	Value at 31/03/12	Value at 31/12/11	Maturity

Interest Rate Swap (Cash flow hedge)	USD	1,495,370,000	1,522,685,000	(39,724)	(34,999)	30/06/2016
Interest Rate Swap (Cash flow hedge)	EUR	100,000,000	100,000,000	(3,692)	(2,762)	30/09/2014
Swap Option	EUR	100,000,000	100,000,000	0	(135)	30/09/2014
Swap Floor	USD	1,495,370,000	1,522,685,000	(383)	(801)	30/06/2016
Embedded floor of senior debt	EUR	199,500,000	438,900,000	(3,950)	(13,365)	01/06/2017
Embedded floor of senior debt	USD	1,694,500,000	2,493,500,000	(22,873)	(75,813)	01/06/2017

Liability				(70,622)	(127,875)

Unquoted future	N/A	740,202	1,000,000	3,249	1,389	29/06/2012
Unquoted future	N/A	2,200,000	2,200,000	8,829	2,230	29/06/2012
Unquoted future	N/A	282,334	0	3,276	0	29/06/2012
Call option	N/A	N/A	N/A	2,995	3,091	miscellaneous
Swap Option	EUR	100,000,000	100,000,000	32	0	30/09/2014

Assets				18,381	6,710

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

The detail of current financial liabilities 31 March 2012 and 31 December 2011 is as follows:

	Thousands of Euros
Current financial liabilities	31/03/12	31/12/11

Bonds	21,230	18,523
Senior secured debt	92,996	63,697
Other loans	61,247	58,467
Finance lease liabilities	7,051	7,102

Loans and borrowings	161,294	129,266

Loans and borrowings and bonds or other current marketeable securities	182,524	147,789
Other current financial liabilities	7,714	14,507

	190,238	162,296

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(12) Finance Income and Expenses

Details are as follows:

	Thousands of Euros
	31/03/12	31/03/11

Interest from Social Security	1,202	195
Other finance income	1,203	395

Finance Income	2,405	590

Club Deal	0	(846)
Finance expenses from sale of receivables	(2,938)	(1,806)
Finance expenses from High Yield Unsecured Notes	0	(7,966)
Implicit interest on preference loans	(117)	(131)

Finance expenses from unsecured senior corporate bonds	(25,583)	0

Finance expenses from senior debt- Tranche A	(24,098)	0

Finance expenses from senior debt- Tranche B	(25,688)	0
Capitalised interest	1,461	134

Other finance expenses	(4,473)	(2,909)

Finance expenses	(81,436)	(13,524)

Change in fair value of financial derivatives	9,341	9,197
Exchange differences	1,397	(1,182)

Finance income and expense	(68,293)	(4,919)

(13) Income Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 29 % for the three month period ended 31 March 2011 to 34% for the three month period ended 31 March 2012 mainly due to a greater portion of earnings being taxed at a higher tax rate due to the inclusion of Talecris.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(14) Discontinued Operations

The Group does not consider any operations as discontinued for the three month period ended 31 March 2012.

(15) Commitments and Contingencies.

There have been no significant changes to the Group’s commercial commitments and significant litigation matters during the three month period ended 31 March 2012 except for the issues detailed below. A discussion of the commercial commitments and significant litigation is included in the Group’s 2011 Annual Report filed on Form 20-F.

(a) Judicial procedures and arbitration

Instituto Grifols, S.A.

•

The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. On 18 January 2011, the Appeal Court (Barcelona Provincial Court) rejected the haemophiliacs’ claim.

An appeal was filed by the counterparties with the Catalan High Court, who rejected the appeal during the first quarter of 2012. Now a new appeal has been filed before the Spanish High Court, and the Group is currently awaiting the ruling.

Grifols Biologicals Inc.

•	Legal proceedings (consent decree) which were brought against the plasma fractioning centre in Los Angeles.

On 15 March 2012, the United States District Court in Los Angeles entered an Order signed on 12 March 2012, vacating (dismissing) the Consent Decree on the Los Angeles manufacturing facility. The Consent Decree was originally imposed on the facility in 1998 while under the ownership of Alpha Therapeutic Corporation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(16) Related Parties

Transactions with related parties have been performed as part of the Groups’ ordinary trade and have been performed at arm’s length.

Group transactions with related parties during the three months ended 31 March 2012 were as follows:

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company

Net sales	46	—	—	—
Other service expenses	(12)	—	(5,284)	(468)
Rent	—	—	(5,912)	—
Personnel expenses	—	(2,280)	—	(772)

	34	(2,280)	(11,196)	(1,240)

Group transactions with related parties during the three months ended 31 March 2011 were as follows:

	Thousand Euros
	Associates	Key management personnel	Other related parties	Board of directors of the company

Net sales	2	—	—	—
Other service expenses	—	—	(13,754)	(45)
Personnel expenses	—	(1,627)	—	(584)

	2	(1,627)	(13,754)	(629)

Non-executive board members representing shareholders interests have received no remuneration during the three month period ended on 31 March 2012 and 2011.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three month period ended 31 March 2012

(17) Expenses by Nature

The employee benefits expenses of the Group for the three month period ended on 31 March 2012 and 2011 amount to Euros 165,597 thousand and Euros 79,266 thousand, respectively.

Amortisation and depreciation expenses for the three month period ended on 31 March 2012 and 2011 amount to Euros 31,570 thousand and Euros 12,441 thousand, respectively (see note 7).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their 3 month period ended March 31 2012 condensed consolidated interim financial statements and related footnotes that have been subject to a SAS100 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers in 100 countries to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 2.1 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of 2.2 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins and has a capacity of 2.6 million liters per year. The Melville, New York site, which Grifols leases and operates as a result of the acquisition of Talecris, is an intermediate processing facility and has a capacity of 1.6 million liters per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials. Subsequent to the acquisition, Talecris’ operations have been incorporated into the existing Bioscience Division.

•

Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main types of plasma products manufactured by us are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the company’s total net sales, accounted for €587.2 million, or 88.1%, and €204.2 million, or 78.1%, of Grifols’ total net sales for the 3 month period ended March 31, 2012 and the 3 month period ended March 31, 2011, respectively.

•

Hospital. The Hospital division manufactures and, in certain instances installs, products that are used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal, and which accounted for €27.0 million, or 4.0%, and €24.1 million, or 9.2%, of total net sales for the 3 month period ended March 31, 2012 and the 3 month period ended March 31, 2011, respectively.

•

Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments and reagents for diagnostics, as well as blood bank products. It concentrates its business in three areas: immunohematology, hemostasis and immunology. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. The division also manufactures and distributes blood collection bags and other disposables. The Diagnostic division accounted for €34.7 million, or 5.2%, and €29.9 million, or 11.5%, of Grifols’ total net sales for the 3 month period ended March 31, 2012 and the 3 month period ended March 31, 2011, respectively.

•

Raw Materials and Others. The Raw Materials division includes the sale of intermediate pastes and plasma to third parties, and revenues earned under the agreements with Kedrion and accounted for €17.7 million, or 2.7%, and €3.2 million, or 1.2%, of Grifols total net sales for the 3 month period ended March 31, 2012 and the 3 month period ended March 31, 2011, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the years ended December 31, 2011, and the 3 months ended March 31, 2012 and March 31 2011 have been prepared in accordance with IFRS as issued by the IASB and IAS 34, Interim Financial Reporting, respectively.

Factors Affecting the Comparability of Grifols Results of Operations

Change in the presentation of the consolidated income statements

Grifols has decided to modify the presentation of the consolidated income statements by function instead of by nature as considers that it better gives an understanding of the business performance and modified the comparatives accordingly.

Talecris Group acquisition in 2011

On 2 June 2011 the Group acquired 100% of the share capital of the American company Talecris Biotherapeutics Holdings Corp. (hereinafter Talecris), which also specializes in the production of plasma-derived biological medication, for a total of Euros 2,593 million (US Dollars 3,736 million). The provisional fair value of the net assets acquired and provisional goodwill at the acquisition date do not differ from those provided at 31 December 2011.

This should be considered when comparing the three month period of 2011. Had the acquisition taken place at 1 January 2011, the Group’s revenue for the three month period ended 31 March 2011 would be Euros 305,033 thousand higher and consolidated profit for the period, excluding non-recurring items as transaction costs and stock options cancellation costs derived from the change of control, would be Euros 45,455 thousand higher.

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the acquisition, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs, such as the 340B/PHS program (although prices are subject to price pressures from GPOs and insurance companies).

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our 147 plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

We have 147 FDA-licensed plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006; eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers. In 2011, our plasma collection centers collected approximately 5.9 million liters of plasma (including specialty plasma). Our expanded network of plasma collection centers is capable of increasing the annual plasma collection capacity to 6.5 million liters of plasma per year. The actual volume of plasma that we are able to collect in the future may be less or more than these amounts. See “Cautionary Statement Regarding Forward-Looking Statements.”

We believe that our plasma requirements through 2015 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately 800,000 liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements.

Past-Due Receivables

For sales of our products to hospitals and clinics that are part of the social security systems of Spain, Portugal, Italy and certain other countries, we depend upon government health agencies for payment. We have faced significant delays in the collection of payment for our products in such countries. The adoption by Spain, effective December 31, 2004, of a European Union directive that requires payment of interest on receivables that are more than 60 days overdue has resulted in a significant decrease in collection delays from these hospitals and clinics. However, we cannot assure that this trend will continue or that the present receivables aging levels for these hospitals and clinics will not increase again, particularly if the funding of these hospitals and clinics is not increased sufficiently by the appropriate governmental health agencies.

The geographical redistribution of sales following the acquisition has increased our sales in countries with lower collection periods. In particular sales in Spain decreased to 9% of total sales in the first quarter of 2012 compared to 24% of total sales in the first quarter of 2011 and 13% of total sales for the 12 months ended in December 31st, 2011, compared to 23% of total sales for the 12 months ended in December 31st, 2010. This resulted in a lower receivables aging average of 65 days at December 31, 2011, as opposed to 83 days at each of December 31, 2010 and 2009. Nonetheless, the failure to receive timely payments for the sale of our products negatively affects our working capital levels and may require us to obtain more short-term financing than we would otherwise need.

Interest and Currency Risk

A significant portion of our interest-bearing debt at March 31 2012 and December 31, 2011 bore interest at a floating rate, at a spread over LIBOR for our U.S. dollar-denominated debt and at a spread over EURIBOR for our euro-denominated debt. As a result, increases in the applicable floating interest rates would increase our interest expense and reduce our net cash flow.

Our functional currency is the euro and a majority of our sales are denominated in U.S. dollars. Accordingly, our principal foreign currency exposure relates to the U.S. dollar. We are also exposed to risk based on the payment of U.S. dollar-denominated indebtedness.

We are also exposed to currency fluctuations with respect to other currencies such as the Canadian dollar, British pound, Brazilian real, Malaysian ringgit and the Argentine, Mexican and Chilean pesos, although to a significantly lesser degree than the U.S. dollar.

Other Factors

Our financial and operating prospects can also be significantly affected by a number of other internal and external factors, such as unfavorable changes in governmental regulation or interpretation; increased competition; the inability to hire or retain qualified personnel necessary to sustain planned growth; the loss of key senior managers; problems in developing some of the international operations; and lack of sufficient capital, among others.

Critical Accounting Policies under IFRS

The preparation of this Condensed Consolidated Interim Financial Statements in accordance with IFRS requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities.

We believe that certain of our accounting policies are critical because they are the most important to the preparation of our Consolidated Condensed Interim Financial Statements. These policies require our most subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our consolidated financial statements.

Business combinations

We apply the revised IFRS 3 “Business combinations” in transactions made subsequent to January 1, 2010. We apply the acquisition method for business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration transferred in a business combination is determined at the acquisition date and calculated as the sum of the fair values of the assets transferred, the liabilities incurred or assumed, the equity interests issued and any asset of liability contingent consideration depending on future events or the compliance of certain conditions in exchange for the control of the business acquired.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognized.

At the acquisition date, we recognize at fair value the assets acquired and the liabilities assumed. Liabilities assumed include contingent liabilities, provided that they represent present obligations arising from past events and their fair value can be measured reliably. We also recognize indemnification assets transferred by the seller, at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business, taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale, long term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognized in profit and loss.

It has been possible to measure the Talecris business combination only provisionally. Therefore, the net identifiable assets have initially been recognized at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated. Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax income, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment during the measurement period, they are recognized in consolidated profit and loss or other comprehensive income. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognized in equity. The contingent consideration classified, where applicable, as a provision is recognized subsequently in accordance with the relevant measurement standard.

Useful lives of property, plant and equipment and intangible assets

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over their useful lives. The depreciable amount is the cost or deemed cost less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Depreciation of property, plant and equipment is determined based on the criteria outlined below:

	Depreciation Method	Rates
Buildings	Straight line	1%-10%
Technical equipment and machinery	Straight line	7%-20%
Equipment and furniture	Straight line	10%-30%
Other property, plant and equipment	Straight line	10%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by us as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives and goodwill are not amortized but tested for impairment at least annually.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Estimated Years of Useful Life
Development expenses	Straight line	3 - 5
Concessions, patents, licenses, trademarks and similar	Straight line	5 - 15
Computer Software	Straight line	3 - 6
Other Intangible assets	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

We do not consider the residual value of our intangible assets material. We review the residual value, useful life and amortization method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•	Grifols has technical studies justifying the feasibility of the production process;

•	Grifols has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use;

•	The asset will generate sufficient future economic benefits; and

•

Grifols has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to self-constructed assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

Impairment of goodwill and intangible assets with indefinite useful lives

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. Irrespective of any indication of impairment, we test for possible impairment of goodwill, intangible assets with indefinite useful lives and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated income statement.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash generating unit, or CGU, to which the asset belongs.

Impairment losses recognized for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period, we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

Details of and movement in goodwill for the quarter ended March 31, 2012 are as follows:

	Thousands of Euros
	Balances at December 31, 2011	Translation Differences	Balances at March 31, 2012
Net value
Grifols UK, Ltd.	8,225	14	8,239

Grifols Italia, S.p.A.	6,118	0	6,118
Biomat USA, Inc.	116,748	(3,645)	113,103
Plasmacare, Inc.	39,722	(1,240)	38,482
Woolloomooloo Holdings Pty Ltd. (Australia)	10,870	(50)	10,820
Talecris Biotherapeutics (USA)	1,713,418	(53,496)	1,659,922

	1,895,101	(58,417)	1,836,684

A reversal of an impairment loss is recognized in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognized.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products.

Goodwill resulting from the acquisition of Talecris is still provisional as estimation of the fair value of the acquired Company’s assets, liabilities and contingencies has not yet been completed.

The recoverable amount of a CGU is determined based on its value in use. These calculations use cash flow projections based on the financial budgets approved by management. Cash flows as of the year in which stable growth has been reached are extrapolated using the estimated growth rates indicated below.

At 31 March 2012, on the basis of the profits generated during the three-month period ended 31 March 2012, there are no indications that the goodwill of the CGUs belonging to the Bioscience and Diagnostic segment has been impaired.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (“FIFO”) basis; and Grifols uses the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realizable value. Net realizable value is considered as follows:

•

Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•	Goods for resale and finished goods: estimated selling price, less costs to sell.

•	Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

The previously recognized reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to inventories of finished goods and work in progress and supplies.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenues if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•	We have transferred to the buyer the significant risks and rewards of ownership of the goods;

•	We retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	The amount of revenue can be measured reliably;

•	It is probably that the economic benefits associated with the transaction will flow to us; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States. We account for Medicaid rebates by recognizing an accrual at the time the sale is recorded in an amount equal to our estimate of the Medicaid rebate claims attributable to such sale. We determine the estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs’ regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments, and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience. While these rebate payments to the states generally occur on a one- to two-quarter lag, any adjustments for actual experience have not been material.

GPOs or other customers in the United States that have entered into contracts with us for purchases of Flebogamma® are eligible for a pricing discount based upon a minimum purchase quantity of Flebogamma® each month. These rebates are recorded as a reduction of sales and accounts receivable in the same month the sales are invoiced based upon a combination of actual customer purchase data and on historical experience when the actual customer purchase data is reported later in time.

Revenues associated with the rendering of service transactions are recognized by reference to the state of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to us.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Revenue from dividends is recognized when our right to receive payment is established.

We recognize interest receivable from the different social security affiliated bodies, to which it provides goods or services, on an accruals basis, and only for those bodies to which historically claims have been made and from which interest has been collected.

Leases

(i) Lessee accounting records

We have the right to use certain assets through lease contracts.

Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

We recognize lease payments under an operating lease, excluding insurance and maintenance, as expenses on a straightline basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii) Leasehold investments

We classify non-current investments in properties leased from third parties using the same criteria as we use to classify property, plant and equipment. Investments are amortized over the lesser of their useful lives and the term of the lease contract, where the lease term is consistent with that established for recognition of the lease.

(iii) Sale-leaseback transactions

Any profit on sale-leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•	if the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated profit or loss for the year; or

•	if the sale price is below fair value:

•	in general, any profit or loss is recognized immediately,

•	however, if the loss is compensated for by future below-market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Three months Ended March 31, 2012 Compared to Three months Ended March 31, 2011

2011 reported figures do not include Talecris’ sales as June 2011 was the first month of consolidation within the group. 2011 Pro-forma figures include Talecris sales from January 2011, are unaudited and provided for guidance purposes only.

1. PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST QUARTER OF 2012

Sales Trends

Grifols’ sales revenue has increased 17.7%1 in the first quarter of 2012, reaching 666.7 million euros as of March, in comparison to the 566.5 million euros that would have been achieved taking into consideration the combined pro-forma income of Grifols and Talecris1 during the same period in 2011. On a reported3 basis, excluding, for comparison, Talecris sales from January to March 2011 as Talecris was acquired in June 2011, there was a 155.0% increase.

An increase in sales volume has been seen across all divisions and continues to be the primary driver of growth although, in general terms, prices have stabilized. The negative impact of the exchange rate (especially the euro-dollar) seen in previous quarters, has been offset and has not affected reported growth in comparable terms.

In addition, results from January to March 2012 confirm the anticipated changes to the relative weight of each business area as a proportion of total group income. The Bioscience Division, which accounts for 88.1% of Grifols sales revenue, totaled 587.2 million euros, an increase of 16.4% in proforma1 results and 187.5% in reported results3. Continued growth is seen in the sales volume of the main hemoderivatives and Grifols consolidates its leadership in intravenous immunoglobulin (IVIG) and alpha1-antitrypsin, used for treating pulmonary emphysema, with double digit growth.

Summary of Reported 3Sales by Division

	Thousands of Euros
	3M 2012	% on sales	3M 2011	% on sales	% var	% var CC
Bioscience	587,209	88.1	204,243	78.1	187.5	182.9
Hospital	27,047	4.0	24,073	9.2	12.4	12.4
Diagnostic	34,750	5.2	29,920	11.5	16.1	15.9
Raw Materials and Others	17,676	2.7	3,196	1.2	453.0	442.9

Total	666,682	100.0	261,432	100.0	155.0	151.3

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

Sales of the Diagnostic Division increased 16.1% to 34.7 million euros, and sales in the Hospital Division hit 27.0 million euros, 12.4% up on sales in the same period of the previous year.

Changes in the geographic distribution of income have also been confirmed in the quarter. Furthermore, growth continues in all areas where the company operates through company subsidiaries located in 24 countries or through distribution agreements. In fact, from January to March 2012 more than 90% of Grifols business took place outside of Spain, with North America accounting for 62.5% of the group’s total income, Europe 22.7%, and other geographic areas 13.6%. Latin America already generates 5% of group business. Globally, Grifols’ sales in international markets exceeded 600 million euros, representing 21% growth on a proforma basis1 and over 200% growth in reported terms3.

Summary of Reported3Sales by Region Reported3

	Thousands of Euros
	3M 2012	% on sales	3M 2011	% on sales	% var	% var CC
EU	151,356	22.7	115,916	44.3	30.6	30.6
US+Canada	416,808	62.5	88,252	33.8	372.3	362.2
ROW	90,844	13.6	56,454	21.6	60.9	59.8
Sub total	659,008	98.8	260,622	99.7	152.9	149.2

Raw Materials	7,674	1.2	810	0.3	846.9	829.9

Total	666,682	100.0	261,432	100.0	155.0	151.3

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials includes and income derived from the agreements with Kedrion

Strong momentum in the United States and Canada where sales revenue was 416.8 million euros, with an increase of 23.1% in pro-forma results1 and 372.3% in reported results3 when compared to 2011. In this respect, the new combined commercial structure (including marketing and sales) put into place after the second quarter of 2011 has consolidated, allowing Grifols to offer a wider portfolio of hemoderivative products, integrated and completely adapted to the different needs of the healthcare professionals who operate in this market. Moreover, marketing for other products and services specifically related to the diagnostic field (Diagnostic Division) and hospital logistics (Hospital Division) has started, contributing to the market penetration in this geographic area. In fact, from January to March 2012 projects have continued to be developed in order to implement Misterium® Clean Rooms and the Gri-fill® system in the North American market. Alongside this, the gradual introduction and marketing of the complete line of Oncotools®/ Oncopharm® and Phocus RxTM products is being contemplated in the short term.

Sales in Europe reached 151.4 million euros. Excluding Spain, where adjustments to healthcare are taking place as part of the measures adopted to control the public deficit, sales revenue reached levels similar to those in the first quarter of 2011. However, sales in Spain have decreased around 5% on a pro-forma1 basis to 61.9 million euros and its contribution has dropped, currently representing 9% of Grifols total income.

Furthermore, recurring income in other geographic areas continues to rise. As of March 2012, sales revenue totaled 90.8 million euros, representing a 26% increase in pro-forma results1 and 60.9% on a reported basis3.

Summary of Pro-forma1Sales by Division

	Thousands of Euros
	3M 2012	% on sales	3M 2011	% on sales	% var	% var CC
Bioscience	587,209	88.1	504,624	89.1	16.4	14.5
Hospital	27,047	4.0	24,073	4.2	12.4	12.4
Diagnostic	34,750	5.2	29,920	5.3	16.1	15.9
Raw Materials and Others	17,676	2.7	7,849	1.4	125.2	121.1

Total	666,682	100.0	566,466	100.0	17.7	16.0

Summary of Pro-forma1Sales by Region

	Thousands of Euros
	3M 2012	% on sales	3M 2011	% on sales	% var	% var CC
EU	151,356	22.7	154,902	27.4	-2.3	-2.3
US+Canada	416,808	62.5	338,679	59.8	23.1	20.4
ROW	90,844	13.6	72,075	12.7	26.0	25.2
Sub total	659,008	98.8	565,656	99.9	16.5	14.5

Raw Materials	7,674	1.2	810	0.1	846.9	829.9

Total	666,682	100.0	566,466	100.0	17.7	16.0

*	Constant Currency (CC) excludes the impact of exchange rate movements

Raw Materials includes and income derived from the agreements with Kedrion

Margins and Profits

In the first quarter of 2012, Grifols’ adjusted EBITDA2 increased 41.3%1, reaching 213.1 million euros and representing 32.0% of sales. On a reported basis3, which for comparison purposes exclude the results of Talecris from January to March 2011, growth was 209.9%.

Pro-forma results1– Grifols 3 months

	Millions of Euros
	3M 2012	3M 2011	% var
SALES	666.7	566,5	17.7
Adjusted EBITDA[2]	213.1	150,9	41.3
% on sales	32.0	26.6
Adjusted Net Profit[2]	79.2	81.9	-3.3
% on sales	11.9	14.5

Taking into account the costs associated with the acquisition of Talecris and other non-recurring costs, gross operating results (EBITDA) totaled 202.6 million euros from January to March 2012 with an EBITDA margin of 30.4% to sales.

The EBITDA from the quarter benefited from continuing a cost control and reduction policy on operating expenses, and from the notable improvement in gross margins, positively affected by a moderate impact of prices, and the optimization of raw materials and manufacturing costs. In this respect, inventory reduction in the face of greater global needs for plasma in order to produce hemoderivatives and the manufacturing and marketing of more products per litre of plasma processed are two of the projected operating synergies directly linked to the streamlining of raw materials.

The group continues to work on the optimization of processes to achieve the synergies related to production efficiency for both fractionation and purification of proteins and this has started to impact on results.

Finally, net adjusted profit2 amounted to 79.2 million euros as of March 2012, representing 11.9% of sales. This means a 117.3% growth in reported results3. Taking into consideration the integration costs associated with the acquisition of Talecris, net profit totaled 67.5 million euros, equivalent to 10.1% of sales.

Reported results3– Grifols 3 months

	Millions of Euros
	3M 2012	3M 2011	% var
EBITDA	202.6	64.8	212.9
% on sales	30.4	24.8
Adjusted EBITDA[2]	213.1	68,8	209.9
% on sales	32.0	26.3
Net Profit	67.5	33.6	100.7
% on sales	10.1	12.9
Adjusted Net Profit[2]	79.2	36.5	117.3
% on sales	11.9	13.9

Net profit for this quarter has not benefit from the improved financing conditions negotiated at the beginning of 2012. The impact of this will translate in a reduction in finance expenses from the second quarter of the year. Grifols estimates that it could see annual savings of approximately 55 million dollars since, among other things, this renegotiation has led to lower interest rates and a change to the tranches of the credit agreement signed with the different institutions involved in the financing for the acquisition of Talecris.

2. BALANCE SHEET AS OF MARCH 2012

Reduction in Inventory Levels

Total assets as at March 2012 drop to 5,543.0 million euros, as opposed to the 5,807.7 million euros reported in December 2011.

These differences are due to, amongst others, the effect of foreign exchange translation in the balance sheet.

The reduction in inventories continues as expected. This trend that started during the third quarter of 2011 has been confirmed in the first three months of 2012. Since December 2011, inventory levels have been reduced by over 34 million euros and stock turnover stands at approximately 290 days.

Cash flow improvements seen during the previous quarters have allowed Grifols to ensure the planned debt reduction of 240 million dollars, leading to a decline in the group’s net cash position in the first quarter of the year.

Capital Investment

During the first quarter of 2012 Grifols maintained its investment plan (CAPEX) to progressively expand its production facilities in Spain and the United States allocating in the region of 40 million euros up to March 2012.

The investments related to the construction of the new facility for plasma fractionation in Parets del Vallés (Barcelona – Spain) and those aimed at increasing plasma fractionation capacity at the Clayton facilities (North Carolina, USA) continue at a good pace.

Furthermore, Grifols has finalized the construction of Phase IV of the production facilities located in Las Torres de Cotillas (Murcia – Spain). With this, the integration of the production at this new manufacturing facility is considered complete, allowing for an increase in capacity and automation to produce intravenous saline solutions in flexible containers destined to supply the Spanish healthcare network. The Spanish Ministry of Health has recently inspected and approved the new plant.

Firm Commitment to R&D during the quarter

Grifols’ commitment to investigation remains firm in this quarters’ results with R&D expenditure growth over 4.3%1 compared to the same quarter in 2011, totaling 28.3 million euros, that represents approximately 4.2% of sales.

With regard to new projects, It is worth noting Grifols’ commitment to finding solutions to Alzheimer’s disease (AD), and in this context, the acquisition of 51% of the Aragonese company Araclon Biotech, dedicated to the research and development of therapies and diagnostic methods for neuro-degenerative diseases.

Grifols’ investment in Araclon Biotech is in line with the group interest in boosting its commitment to R&D, driving several complementary research that may lead to treatments for Alzheimer’s patients. In this respect, the work at Araclon Biotech has been positive to date, both with regard to the development of a useful and effective test that contributes to early diagnosis and to a vaccine for its treatment.

Grifols has started a new medical study for the treatment of Alzheimer’s with plasma derivatives, with approximately 400 patients from Spain and the United States taking part. This trial, complementary to two previous studies by the group, involves the combined treatment of plasmapheresis with the administration of albumin and intravenous immunoglobulin (IVIG), two of the main plasma derivatives, in different regimens and doses.

Furthermore, the group is continuing its R&D projects for the use of plasmin in cases of acute peripheral arterial occlusion and the ongoing studies for the use of Fibrin Sealant biological glue in various types of surgery, amongst other projects.

Grifols’ New Financial Structure: Covenant Improvements

During the first quarter of 2012 Grifols has successfully concluded negotiations on the modification and improvement of the terms and conditions of the credit agreement signed to finance the acquisition of Talecris. These include:

•	A reduction of interest rates and a retranching.

•

Only two financial covenants in place, relating to leverage ratio and interest coverage, and elimination of covenants relating to limitations in fixed assets investment and the debt service coverage ratio.

•	Amendment to the leverage ratio (Net Financial Debt/EBITDA) limiting the distribution of dividends, improving from the current 3.75x to 4.5x.

•	Voluntary debt repayment through early amortization of 240 million dollars.

Summary of the Credit Structure as of March 31, 2012

	Amount (Millions USD)	Maturity (Years)	Conditions
Senior Secured Debt
Tranche A	$886	5	3.25%

Tranche B	$1,960	6	3.50%

Revolving Credit Line	$200	5	3.25%

Unsecured Senior Debt
Corporate Bond Issue	$1,100	7	8.25%

All the improvement attained mean annual savings on financial expenses and were made possible thanks to Grifols’ good results following the completion of the acquisition of Talecris. The improvements obtained in the main financial categories and ratios, exceeding initial estimates, stand out. To this effect, at the close of 2011, the group’s leverage ration( NFD/EBTIDA) was 4.3x (3.9x at constant exchange rate), much lower than the expected 5x adjusted EBITDA2.

Meanwhile, estimated net financial debt rose to 2,738.2 million euro, with a cash position of 340.5 million euros.

This trend has continued during the first quarter of 2012. As at March 2012 net financial debt stood at 2,628 million euros and the net financial debt ratio over adjusted EBITDA2 was 3.8 times. Furthermore, the forecast increase in cash flow remains unchanged, maintaining an upward trend thanks to Grifols’ greater exposure to countries with shorter collection periods, a trend that has enabled the planned debt reduction of 240 million dollars.

In February 2012, Standard & Poor’s confirmed Grifols’ secured Senior Debt rating at BB and unsecured debt at B, with global corporate rating at BB – with a positive outlook. In general terms, the credit rating agency values positively the initiative undertaken by Grifols with regard to the improved finance conditions as this reflects the groups commitment to expedite the completion of the planned calendar for deleveraging.

Moody’s, which has not made any additional revision, maintains secured senior debt rating at Ba3, unsecured at B3, and Grifols’ global corporate long term credit rating as B1.

Equity

As of March 2012, Grifols’ share capital was 117.9 million euros represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B). This includes the two share capital increases that took place in 2011 to cover the non-cash payment portion of the acquisition of Talecris and as alternative dividend payment to group shareholders.

3. ANALYSIS BY DIVISION

Positive Performance across all Divisions

The operating results achieved by the group reflect the positive performance across all divisions and confirm Grifols’ position in the plasma products sector as the world’s third-largest company by sales volume.

Bioscience Division: 88.1% of Income

Bioscience income totaled 587.2 million euros in the first quarter of 2012, a 16.4% increase over the same period in 2011 in pro-forma1 terms and 187.5% on a reported basis3. After the integration process, this business area maintains an upward trend based on the increase in the sales volume of plasma derivatives as the division’s main engine of growth. By product, sales of intravenous immunoglobulin (IVIG) and alpha1-antitrypsin, a major plasma product for the group following the purchase of Talecris, are worth noting. Also, sales of factor VIII and albumin saw double digit growth in units sold, powered by this quarters’ performance in Russia and China.

Throughout this quarter, in addition to the consolidation of the sales force and the commencement of new research projects to increase the therapy possibilities of plasma derivatives, Grifols has released the results obtained from the first clinical study it has performed on the impact of plasmapheresis on blood cholesterol levels in plasma donors.

This initiative is a result of Grifols’ commitment to plasma donors that make the treatment with plasma derivatives possible, benefiting patients. In this sense, the analysis of over 9,000 samples of plasma donations from the 663 individuals on the clinical study suggest that plasmapheresis reduces lowdensity lipoprotein levels (LDP) or “bad cholesterol”. Furthermore, this process increases the levels of highdensity lipoproteins (HDL) or “good cholesterol” in individuals with low basal HDL cholesterol levels.

This discovery, without having assessed its clinical impact, could benefit not only plasma donors, but millions of people with high blood cholesterol levels. Furthermore, it confirms plasmapheresis as a non-invasive technique free from side-effects. Plasmapheresis is currently the most widely used method to obtain plasma since it allows for the separation of the plasma from other blood components (such as red blood cells, platelets and other cells). These are immediately re-injected into the donor at the same time as the donation, leading to a quicker and better donor recovery.

Diagnostic Division: 5.2% of Sales

Diagnostic saw 16.1% revenue growth, hitting 34.7 million euros, with a general increase across the main lines of business. This division is characterised as much by its internationalization as by all its possible growth pathways.

It is worth noting the increase in the sale of reactive gel cards for blood typing in all of the markets where Grifols is present.

Hospital Division: 4% of Turnover

The income of the Hospital Division increased by 12.4% to March 2012, reaching 27.0 million euros. International growth, mainly in hospital logistics, and the geographical diversification strategy through agreements have been the main engines of growth.

In this respect, It is relevant the start of the distribution in Spain of the Actial Farmaceutica probiotic, VSL#3®, a nutritional supplement that contributes in maintaining the balance of intestinal flora and strengthens the immune system, is important. The product is suitable for adults and children, and is included in Grifols’ Gastroenterology and Nutrition line (previously Clinical Nutrition). It will be distributed both in hospital centres and in pharmacies.

Raw Material & Others Division: 2.7% of Turnover:

Revenue at the Raw Materials Division & Others totaled 17.7 million euros. The increase is explained by the income from the agreements with Kedrion and by the increase in the activity of Grifols Engineering.

Liquidity and Capital Resources

Uses and Sources of Funds

Our principal liquidity and capital requirements consist of the following:

•	costs and expenses relating to the operation of our business, including working capital for inventory purchases and

•	accounts receivable financing;

•	capital expenditures for existing and new operations; and

•	debt service requirements relating to our existing and future debt.

During the three month period ended 31 March 2012 the Group used net cash flow of Euros 175,618 thousand. The variation in net cash flow reflects mainly:

•

Net cash from operating activities amount to Euros 79.8 million. The Euros 197.2 million of cash flow generated by Grifols´ operations was offset in part by the Euros 48.6 million of cash used for working capital requirements and Euros 68.9 million of cash used for interest payment and others.

•

Net cash used in investing activities amount to Euros 50.1 million. The variation in this result reflects mainly the new investments to expand its production facilities in Spain and the United States and Araclón Biotech, S.L. acquisition.

•

Net cash used in financing activities amount to Euros 198 million. This amount includes debt repayments of Euros 170 million. The Group also paid transaction cost in connection with the refinance structure in the amount of Euros 30.2 million (see note 11 of the accompanying Interim Financial Statements).

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital infusions. At March 31, 2012, our cash and cash equivalents totaled €165.0 million. As of the date of this report, the Amended Revolving Credit Facilities are undrawn. We expect our cash flows from operations combined with our cash balances and availability under our Amended Revolving Credit Facilities and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months.

Historical Cash

Below are Grifols’ consolidated statements of cash flow for the three months ended March 31, 2012 and 20113 prepared under IFRS.

Consolidated Statements of Cash Flows

For the 3 months Ended

March 31, 20123 and 2011

(Expressed in thousands of Euros)

	3M2012	3M2011
	(unaudited)
Cash flows from operating activities
Profit before tax	102,889	46,575
Adjustments for:	94,392	13,797
Amortisation and depreciation	31,570	12,441
Other adjustments:	62,822	1,356
Losses on equity accounted investments	(112)	822
Exchange differences	(1,397)	1,182
Net provision charges	934	452
(Profit) / loss on disposal of fixed assets	103	309
Government grants taken to income	(463)	(630)
Finance expense / income	67,029	1,495
Other adjustments	(3,272)	(2,274)
Changes in capital and assets	(48,581)	(22,336)
Change in inventories	12,704	(10,728)
Change in trade and other receivables	(23,074)	(2,181)
Change in current financial assets and other current assets	(4,921)	1,411
Change in current trade and other payables	(33,290)	(10,838)
Other cash flows from operating activities	(68,897)	5,607
Interest paid	(67,334)	(2,290)
Interest recovered	933	1,372
Income tax (paid) / recovered	(2,496)	6,525
Net cash from operating activities	79,803	43,643
Cash flows from investing activities
Payments for investments	(50,134)	(17,737)
Group companies and business units	(12,009)	(1,509)
Property, plant and equipment and intangible assets	(38,049)	(16,274)
Property, plant and equipment	(32,829)	(12,070)
Intangible assets	(5,220)	(4,204)
Other financial assets	(76)	46
Proceeds from the sale of property, plant and equipment	0	437
Property, plant and equipment	0	437
Net cash used in investing activities	(50,134)	(17,300)
Cash flows from financing activities
Proceeds from and payments for equity instruments	(2)	0
Acquisition of own shares	(2)	0
Proceeds from and payments for financial liability instruments	(167,868)	11,858
Issue	2,209	26,107
Redemption and repayment	(170,077)	(14,249)
Other cash flows from financing activities	(30,078)	(84,112)
Costs of financial instruments issued	(30,198)	(84,463)
Other amounts received from financing activities	120	351
Net cash from / (used in) financing activities	(197,948)	(72,254)
Effect of exchange rate fluctuations on cash	(7,339)	(13,969)
Net decrease in cash and cash equivalents	(175,618)	(59,880)
Cash and cash equivalents at beginning of the period	340,586	239,649
Cash and cash equivalents at end of period	164,968	179,769

Indebtedness

High Yield Senior Unsecured Notes

On 13 January 2011, the Group closed its scheduled issue of High Yield Senior Unsecured Notes for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issuance, together with the senior debt disclosed in the following paragraphs, allowed the Company to obtain necessary funds to pay the acquisition of Talecris on 2 June 2011. In November 2011 the Company registered its High Yield Senior Unsecured Notes with the Securities Exchange Commission (SEC) on Form F4.

Senior Bank Debt

On 23 November 2010 the Group signed senior debt contracts amounting to US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Group concluded the modification of the terms and conditions of the related agreements. The terms are not substantially different from original, as the discounted present value of the cash flows under the new terms, including the fees paid and discounted using the original effective interest rate, is less than 10% different from the discounted present value of the remaining cash flows of the original financial liability.

The Group has incurred costs amounting to Euros 43 million in the refinancing of the senior debt. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see Derivatives section below) and the resulting change in the fair value amounting to Euros 65 million has reduced the financing cost. Based on the analysis of the quantitative and qualitative factors, Grifols has concluded that the renegotiation of conditions of the senior debt do not trigger for a derecognition of the liability. Therefore, the net amount of the financing cost have reduced the previous amount recognized and will form part of the amortized cost over the duration of the debt. Unamortized financing costs amount to Euros 353 million at 31 March 2012 (Euros 415 million at 31 December 2011).

The modifications are as follows:

(i)	reduction of interest rates, retranching (US 600 million from U.S Tranche A to US Tranche B) and modification of embedded floor;

(ii)	removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

(iii)	amendment to the leverage ratio limiting the distribution of dividends, improving from the ratio of 3.75 to the new ratio of 4.5 times, as well as the relaxing of certain conditions relative to certain contracts;

The new conditions of this senior secured debt are as follows:

•	Non-current financing Tranche A: Senior Debt Loan repayable in five years divided into two tranches: U.S Tranche A and Foreign Tranche A.

•	U.S Tranche A :

•	Aggregate Principal Amount of US 600 million.

•	Applicable margin of 325 basic points (bp) linked to US Libor.

•	No floor over US Libor.

•	Foreign Tranche A :

•	Aggregate Principal Amount of EUR 220 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor.

•	No floor over Euribor.

•	Non-current financing Tranche B: six year loan divided into two tranches: US. Tranche B and Foreign Tranche B.

•	U.S Tranche B :

•	Aggregate Principal Amount of US 1,700 million.

•	Applicable margin of 350 basic points (bp) linked to US Libor (325 bp if leverage ratio below 3,25x)

•	Floor over US Libor of 1.00%

•	Foreign Tranche B :

•	Aggregate Principal Amount of EUR 200 million.

•	Applicable margin of 350 basic points (bp) linked to Euribor (325 bp if leverage ratio below 3,25x).

•	Floor over Euribor of 1.00%

•	Senior revolving credit facility: Amount maturing on 1 June 2016. At 31 March 2012 no amount has been drawn down on this facility.

•	U.S Revolving Credit Facility :

•	Committed Amount : US 35 million

•	Applicable margin of 325 basis point (bp) linked to US Libor.

•	U.S. Multicurrency Revolving Credit Facility:

•	Committed Amount : US 140 million

•	Applicable margin of 325 basis point (bp) linked to US Libor

•	Foreign Revolving Credit Facility :

•	Committed Amount : EUR 22 million.

•	Applicable margin of 325 basis point (bp) linked to Euribor.

The issue of the High Yield Senior Unsecured Notes and Credit Agreement are subject to compliance with the following covenants: interest coverage ratio and leverage ratio. At 31 March 2012 the Group is in compliance with these covenants.

Grifols, S.A., Grifols Inc. and other significant group companies, act as guarantor for the High Yield Senior Unsecured Notes. Significant group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Derivatives

As the floor included in Tranche A and Tranche B loans were in the money, embedded derivatives existed in those contracts, which were fair valued and separated from the loans at the inception. As a result of the refinancing conditions signed at 29 February 2012 the two embedded floors have been modified and improved. The embedded floor included in Tranche A has been eliminated, and the embedded floor for the Tranche B has dropped from 1.75% to 1.00%. As a consequence of that, the notional amounts for the embedded floors of the senior debt have been sharply reduced for both USD tranches and EUR tranches. The decline in value of the embedded floors as at 29 February 2012 amounting to USD 65 million and Euros 16 million have reduced the senior debt refinanced.

In June 2011, the Group subscribed two derivatives in order to comply with the mandatory hedging according to the Credit Agreement, a step-up interest rate swap and a swap floor, which originally had a notional amount of US Dollars 1,550 million each. In March 2012, the notional amount for each derivative is US Dollars 1,495 million each. The interest rate swap complies with the criteria required for hedge accounting and has not been modified

4. FIRST QUARTER 2012 HIGHLIGHTS

Grifols acquires 51% of Araclon

During the first quarter of the year, and in relation to the promotion of the group’s R&D policies, it is worth noting the acquisition of 51% of the capital of Araclon Biotech, that has ensured the viability of this company’s project.

Araclon Biotech was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by Gri-Cel, S.A.Grifols’ investment vehicle, that centralises the groups’ investments in companies and R&D projects in fields of medicine different to its main business, such as advanced therapies. After the acquisition, Grifols becomes the majority shareholder in Araclon Biotech with 51% of its share capital and the other founding partners maintain a 49% stake.

Ongoing commitment to Human Resources

In March 2012 Grifols’ average workforce comprised 11,055 employees, an 81% increase over the first quarter of 2011 as a result of the acquisition of Talecris. 74% of employees are located in North America, while 24% are based in Europe.

Grifols Engineering designs and builds Nanotherapix experimental facilities

Grifols Engineering has built the new experimental facilities for Nanotherapix, a technology company where Grifols has a 51% holding via Gri-Cel, S.A. These experimental laboratories with a surface area of approximately 235m2 will allow the company to continue research and development into a gene therapy platform, based on the autologous use of patients’ cells, genetically altered through an adenoviral vector.

Grifols receives the Quality Management Certification for its medical devices in the United States

The ISO certification 13485:2003+AC:2009 is an international standard of quality that establishes the benchmark for design, production and distribution of Grifols’ medical devices, as well as valuing the quality of management systems implemented by the company and the supervision of various related parameters including defined safety standards. Even though Grifols’ medical devices are manufactured in Spain, they are distributed in the United States, where the certification has been attained.

Grifols obtains FDA approval for the production of antithrombin in Clayton

The FDA has approved the new antithrombin production plant at Grifols’ manufacturing facilities in Clayton and the first lots have already been obtained. This product was still being manufactured as part of a contract agreement with Bayer in Berkeley (California). This is the only antithrombin approved by the FDA in the United States

Grifols awarded prize by the Entrepreneur Circle and The Wharton Business School of the University of Pennsylvania for its international track record

The Prince of Asturias, Felipe de Borbon, awarded the president and chief executive officer of Grifols, Victor Grifols, a prize in recognition of the company’s international track record in recent years. The award was granted by the Entrepreneur Circle alongside the renowned international business school The Wharton School of the University of Pennsylvania.

Grifols receives top marks in the Plan Profarma 2011 once more

Grifols was awarded the highest mark “Excellent” under the Plan Profarma for scientific research, development and technological research, an interministerial initiative created to highlight those companies with significant innovative business.

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.

This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations

1	Unaudited pro-forma results for Q1 2011 prepared from the consolidated figures of both companies are provided for guidance purposes only as the purchase of Talecris took place in June 2011
2	Excluding costs associated to the transaction of Talecris and non recurring costs
3	The results reported do not include Talecris sales from January to March 2011 as the purchase ot Talecris took place in June 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: May 15, 2012